Exhibit 99.1

Pyxis Tankers Inc. Announces Financial Results for the Three and Six Months Ended June 30, 2019

Maroussi, Greece, August 12, 2019 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (the “Company” or “Pyxis Tankers”), an emerging growth pure play product tanker company, today announced unaudited results for the three and six months ended June 30, 2019.

Summary

For the three months ended June 30, 2019, our Revenues, net were $6.5 million. For the same period, our time charter equivalent revenues were $5.5 million, an increase of 7.6% over the comparable period in 2018, but our net loss increased $0.3 million to $1.6 million primarily due to higher interest costs. For the second quarter, 2019 the loss per share (basic and diluted) was $0.08 and our Adjusted EBITDA (see “Non-GAAP Measures and Definitions” below) was $1.3 million.

Valentios Valentis, our Chairman and CEO commented:

“As previously stated, we felt the chartering environment for product tankers would be choppy in the second and third quarters of 2019. In fact, the spot market for MR’s has been challenging primarily due to softer demand for refined petroleum products associated with slowing global economic conditions and seasonal trends, a significant number of new build deliveries, longer maintenance programs at certain refineries, and to a lesser extent, intrusion of larger vessels, including crude carriers taking clean cargoes on their maiden voyages. Our employment strategy of shorter-term, staggered time charters has proven beneficial, so far. In the second quarter of 2019, the average TCE for our MR’s was almost $13,600/day. As of August 8, 2019, we had 46% of remaining days in 2019 covered for our MR’s, exclusive of options, at an average rate of approximately $15,100. Two MR’s will be re-delivered in the fourth quarter, historically a stronger seasonal period. Moreover, at that time we expect to see the start of a sustainable improvement in vessel earnings based on the positive fundamentals of supply and demand growth, plus incremental demand for MR’s given the global impact of upcoming IMO 2020 regulations. However, we are concerned about the effects of rising trade tensions and recent geo-political events which could undermine global economic growth.

In general, we are encouraged by the relative improvement in time charter rates for MR’s over the last 12 months combined with our continued discipline within operational costs. We are optimistic about the near-term prospects for the product tanker sector, and for us, specifically, and look forward to taking advantage of various opportunities as they may arise to enhance shareholder value.”

Results for the three months ended June 30, 2018 and 2019

For the three months ended June 30, 2019, we reported a net loss of $1.6 million, or $0.08 basic and diluted loss per share, compared to a net loss of $1.3 million, or $0.06 basic and diluted loss per share, for the same period in 2018. Our Revenues, net during the three months ended June 30, 2019 were $6.5 million. An improvement in TCE revenues of $0.4 million to $5.5 million in the second quarter, 2019 was partially offset by an aggregate increase of $0.2 million in vessel operating expenses and general and administrative expenses. More significantly, a $0.5 million increase in interest and finance costs, net impacted the bottom line for the period ended June 30, 2019. Our Adjusted EBITDA was $1.3 million, representing an increase of $0.2 million from $1.1 million for the same period in 2018.

Results for the six months ended June 30, 2018 and 2019

For the six months ended June 30, 2019, we reported a net loss of $3.9 million, or $0.19 basic and diluted loss per share, compared to a net loss of $0.7 million or $0.03 basic and diluted loss per share, for the same period in 2018. The increase in our net loss was primarily the result of a non-cash impairment charge of $1.5 million that was recorded in the first quarter of 2018 related to the write down of the carrying amount of Northsea Alpha and Northsea Beta to their then fair values offset by the gain from debt extinguishment of $4.3 million as a result of the early prepayment of loans from Commerzbank when the existing debt for the small tankers and Pyxis Malou was refinanced in full with Amsterdam Trade Bank, N.V. (“ATB”) in February, 2018. Our Adjusted EBITDA was $1.8 million, an increase of $0.6 million from $1.2 million for the same period in 2018, reflected higher TCE revenues.

	Three Months ended June 30,		Six Months ended June 30,
	2018	2019	2018	2019
	(Thousands of U.S. dollars, except for daily TCE rates)
Revenues, net	6,977	6,456	13,567	13,180
Voyage related costs and commissions	(1,882)	(975)	(3,939)	(2,926)
Time charter equivalent revenues*	5,095	5,481	9,628	10,254

Total operating days	499	475	924	924

Daily time charter equivalent rate*	10,208	11,542	10,419	11,096

* Subject to rounding; please see “Non-GAAP Measures and Definitions” below

Management’s Discussion and Analysis of Financial Results for the Three Months ended June 30, 2018 and 2019 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $6.5 million for the three months ended June 30, 2019, represented a decrease of $0.5 million, or 7.5%, from $7.0 million in the comparable period in 2018. The decrease in the second quarter of 2019 related to a decline in total operating days attributed to more idle days between voyage charter employments partially offset by greater time charter equivalents rates compared to the three-month period ended June 30, 2018.

Voyage related costs and commissions: Voyage related costs and commissions of $1.0 million for the three months ended June 30, 2019, represented a decrease of $0.9 million, or 48.2%, from $1.9 million in the comparable period in 2018. The decrease was primarily attributed to lower spot chartering activity, which incurs voyage costs. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in spot chartering results in a decrease in voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $3.1 million for the three months ended June 30, 2019, represented a slight increase of $0.1 million, or 3.7%, from $3.0 million in the comparable period in 2018. Some incremental operating costs were incurred in the beginning of the second quarter of 2019 with the re-delivery of the Pyxis Malou after her second special survey with Ballast Water Treatment System (“BWTS”) installation.

General and administrative expenses: General and administrative expenses of $0.6 million for the three months ended June 30, 2019, represented a slight increase of less than $0.1 million, or 7.9%, from the comparable period in 2018 due to timing of certain incurred costs.

Management fees: For the three months ended June 30, 2019, management fees paid to our ship manager, Pyxis Maritime Corp. (“Maritime”), and to International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, were $0.4 million in aggregate and remained flat compared to the three-month period ended June 30, 2018.

Amortization of special survey costs: Amortization of special survey costs of less than $0.1 million for the three months ended June 30, 2019, remained relatively stable compared to the same period in 2018.

Depreciation: Depreciation of $1.4 million for the three months ended June 30, 2019, remained flat compared to the three months ended June 30, 2018.

Bad debt provisions: Bad debt provisions of less than $0.1 million for the three months ended June 30, 2019, represented a slight decrease in doubtful trade accounts receivable compared to the same period ended June 30, 2018.

Loss from financial derivative instrument: The loss from financial derivative instrument for the three months ended June 30, 2019, related to the net loss from the change in fair value of the interest rate cap for a notional amount of $10.0 million we purchased in January 2018. The same loss was the also recorded in the comparable period in 2018.

Interest and finance costs, net: Interest and finance costs, net, of $1.5 million for the three months ended June 30, 2019, represented an increase of $0.5 million, or 52.9%, from $1.0 million in the comparable period in 2018. The increase was mainly attributed to the increase of the LIBOR-based interest rates applied to our outstanding loans, as well as due to the increased total borrowings outstanding from $58.2 million at June 30, 2018 to $61.2 million at June 30, 2019. In addition, the overall weighted average interest rate increased to 8.2% in 2019 from 5.1% in the comparable period in 2018, as a result of the refinancing of the existing debt for a) Northsea Alpha, Northsea Beta and Pyxis Malou with ATB and b) Eighthone Corp. (Pyxis Epsilon) with EnTrustPermal in September, 2018.

Management’s Discussion and Analysis of Financial Results for the Six Months ended June 30, 2018 and 2019 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $13.2 million for the six months ended June 30, 2019, represented a decrease of $0.4 million, or 2.9%, from $13.6 million in the comparable period in 2018. The decrease during the first six months of 2019 related to the small tankers’ lower TCE rates, due to greater number of idle days between their voyage charter employments and hence less operating days.

Voyage related costs and commissions: Voyage related costs and commissions of $2.9 million for the six months ended June 30, 2019, represented a decrease of $1.0 million, or 25.7%, from $3.9 million in the comparable period in 2018. The decrease was primarily attributed to lower spot chartering activity with our MR’s.

Vessel operating expenses: Vessel operating expenses of $6.4 million for the six months ended June 30, 2019, represented a slight increase of less than $0.1 million, or 1.0%, from $6.3 million in the comparable period in 2018.

General and administrative expenses: General and administrative expenses of $1.2 million for the six months ended June 30, 2019, represented a slight decrease of less than $0.1 million, or 4.8%, from the comparable period in 2018.

Management fees: For the six months ended June 30, 2019, management fees payable to Maritime and ITM of $0.8 million in the aggregate, remained flat compared to the six months ended June 30, 2018.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the six months ended June 30, 2019, represented an increase of 112.7%, compared to the same period in 2018 due to the Pyxis Malou’s 10th year special survey which was performed during the first quarter of 2019.

Depreciation: Depreciation of $2.7 million for the six months ended June 30, 2019, remained relatively flat compared to the same period in 2018.

Vessel impairment charge: No vessel impairment charge was recorded in the six months ended June 30, 2019 compared to a vessel impairment charge of $1.5 million (non-cash) for the comparable period of 2018, that was related to the write down of the carrying amounts of Northsea Alpha and Northsea Beta to their then fair values.

Bad debt provisions: Bad debt provisions of less than $0.1 million for the six months ended June 30, 2019, represented a slight decrease in doubtful trade account receivable compared to the same period ended June 30, 2018.

Gain from debt extinguishment: There was no such gain recorded in the six months ended June 30, 2019 in contrast with the comparable period in 2018 when a gain from debt extinguishment of $4.3 million was recognized related to the refinancing of existing indebtedness of Secondone Corporation Ltd, Thirdone Corporation Ltd and Fourthone Corporation Ltd in a new 5-year secured term loan with ATB. Approximately $4.3 million was written-off by the previous lender at closing, which was recorded as gain from debt extinguishment in 2018.

Gain / (Loss) from financial derivative instrument: Loss from financial derivative instrument of less than $0.1 million for the six months ended June 30, 2019 related to the net loss from the change in fair value of the interest rate cap compared to a gain of less than $0.1 million in the respective period in 2018.

Interest and finance costs, net: Interest and finance costs, net, of $2.9 million for the six months ended June 30, 2019, represented an increase of $1.1 million, or 58.2%, from $1.8 million in the comparable period in 2018. The increase was attributable to higher LIBOR rates paid on floating rate bank debt compared to the comparable period in 2018 and the refinancing of the loans on four of our vessels at higher interest rates. The total borrowings outstanding increased to $61.2 million at June 30, 2019 from $58.2 million at June 30, 2018 and the overall weighted average interest rate increased to 8.2% in 2019 from 5.1% in the comparable period in 2018.

Unaudited Interim Consolidated Statements of Comprehensive Loss

For the three months ended June 30, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three Months Ended	Three Months Ended
	June 30, 2018	June 30, 2019

Revenues, net	6,977	6,456

Expenses:
Voyage related costs and commissions	(1,882)	(975)
Vessel operating expenses	(3,039)	(3,150)
General and administrative expenses	(580)	(626)
Management fees, related parties	(179)	(180)
Management fees, other	(233)	(233)
Amortization of special survey costs	(29)	(69)
Depreciation	(1,365)	(1,364)
Bad debt provisions	41	13
Operating loss	(289)	(128)

Other expenses:
Loss from financial derivative instrument	(4)	(4)
Interest and finance costs, net	(964)	(1,474)
Total other expenses, net	(968)	(1,478)

Net loss	(1,257)	(1,606)

Loss per common share, basic and diluted	$(0.06)	$(0.08)

Weighted average number of common shares, basic and diluted	20,877,893	21,084,618

Unaudited Interim Consolidated Statements of Comprehensive Loss

For the six months ended June 30, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Six Months Ended	Six Months Ended
	June 30, 2018	June 30, 2019

Revenues, net	13,567	13,180

Expenses:
Voyage related costs and commissions	(3,939)	(2,926)
Vessel operating expenses	(6,338)	(6,402)
General and administrative expenses	(1,247)	(1,187)
Management fees, related parties	(357)	(359)
Management fees, other	(465)	(465)
Amortization of special survey costs	(55)	(117)
Depreciation	(2,738)	(2,705)
Vessel impairment charge	(1,543)	-
Bad debt provisions	(15)	(26)
Operating loss	(3,130)	(1,007)

Other income / (expenses):
Gain from debt extinguishment	4,306	-
Gain / (Loss) from financial derivative instrument	7	(25)
Interest and finance costs, net	(1,836)	(2,905)
Total other income / (expenses), net	2,477	(2,930)

Net loss	(653)	(3,937)

Loss per common share, basic and diluted	$(0.03)	$(0.19)

Weighted average number of common shares, basic and diluted	20,877,893	21,072,472

Consolidated Balance Sheets

As of December 31, 2018 and June 30, 2019 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2018	June 30, 2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	545	1,391
Restricted cash, current portion	255	69
Inventories	807	704
Trade accounts receivable, net	2,585	409
Prepayments and other assets	115	352
Total current assets	4,307	2,925

FIXED ASSETS, NET:
Vessels, net	107,992	105,922
Total fixed assets, net	107,992	105,922

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	3,404	3,500
Financial derivative instrument	28	3
Deferred charges, net	740	1,103
Prepayments and other assets	146	-
Total other non-current assets	4,318	4,606
Total assets	116,617	113,453

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	4,333	4,474
Trade accounts payable	4,746	4,658
Due to related parties	3,402	5,027
Hire collected in advance	422	1,374
Accrued and other liabilities	642	1,004
Total current liabilities	13,545	16,537

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	58,129	55,918
Promissory note	5,000	5,000
Total non-current liabilities	63,129	60,918

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized; 21,060,190 and 21,088,539 shares issued and outstanding at each of December 31, 2018 and June 30, 2019)	21	21
Additional paid-in capital	74,767	74,759
Accumulated deficit	(34,845)	(38,782)
Total stockholders’ equity	39,943	35,998
Total liabilities and stockholders’ equity	116,617	113,453

Unaudited Interim Consolidated Statements of Cash Flow

For the six months ended June 30, 2018 and 2019

(Expressed in thousands of U.S. dollars)

	Six Months Ended	Six Months Ended
	June 30, 2018	June 30, 2019

Cash flows from operating activities:
Net loss	(653)	(3,937)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	2,738	2,705
Amortization of special survey costs	55	117
Amortization and write-off of financing costs	146	131
Vessel impairment charge	1,543	-
Gain from debt extinguishment	(4,306)	-
Change in fair value of financial derivative instrument	(54)	25
Bad debt provisions	15	26

Changes in assets and liabilities:
Inventories	(151)	103
Trade accounts receivable, net	(1,010)	2,150
Prepayments and other assets	(323)	(237)
Special survey cost	(268)	(480)
Trade accounts payable	1,560	(178)
Due to related parties	3,904	1,625
Hire collected in advance	-	952
Accrued and other liabilities	184	181
Net cash provided by operating activities	3,380	3,183

Cash flow from investing activities:
Ballast water treatment system installation	-	(268)
Net cash used in investing activities	-	(268)

Cash flows from financing activities:
Proceeds from long-term debt	20,500	-
Repayment of long-term debt	(24,901)	(2,201)
Gross proceeds from issuance of common stock	-	43
Common stock offering costs	(54)	(1)
Payment of financing costs	(472)	-
Net cash used in financing activities	(4,927)	(2,159)

Net (decrease) / increase in cash and cash equivalents and restricted cash	(1,547)	756

Cash and cash equivalents and restricted cash at the beginning of the period	6,693	4,204

Cash and cash equivalents and restricted cash at the end of the period	5,146	4,960

SUPPLEMENTAL INFORMATION:
Cash paid for interest	1,746	2,623
Unpaid portion of ballast water treatment system installation	-	268

Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of June 30, 2019, we were required to maintain minimum liquidity of $3.6 million. Total cash and cash equivalents, including restricted cash, aggregated $5.0 million as of June 30, 2019.

Total funded debt (in thousands of U.S. dollars), net of deferred financing costs:

	As of	As of
	December 31, 2018	June 30, 2019
Funded debt	$62,462	$60,392
Promissory Note - related party	5,000	5,000
Total	$67,462	$65,392

Our weighted average interest rate on our total funded debt for the six months ended June 30, 2019 was 8.2%.

On May 14, 2019, the Company entered into a second amendment to the Amended & Restated Promissory Note to the outstanding $5 million unsecured promissory note (the “Note”) issued to Maritime Investors Corp., an affiliate controlled by Mr. Valentis, which (i) extended the repayment of the outstanding principal, in whole or in part, until the earlier of a) one year after the repayment of the credit facility of Eighthone with EntrustPermal (the “Credit Facility”) in September 2023, b) January 15, 2024 and c) repayment of any PIK interest and principal deficiency amount under the Credit Facility, and (ii) increased the interest rate to 9.0% per annum of which 4.5% shall be paid in cash and 4.5% shall be paid in common shares of the Company calculated on the volume weighted average closing share price for the 10 day period immediately prior to each quarter end. The new interest rate is effective from April 1, 2019. After the repayment restrictions have been lifted per the Credit Facility, the Company, at its option, may continue to pay interest on the Amended & Restated Promissory Note in the afore-mentioned combination of cash and shares or pay all interest costs in cash. Out of the total interest charged on the Amended & Restated Promissory Note during the six-month period ended June 30, 2019, $112 will be paid in cash and the remaining $56 will be settled with common shares to be issued subsequent to June 30, 2019.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating or non-recurring charges, such as vessel impairment charges, gain from debt extinguishment and stock compensation. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net loss, as reflected in the Unaudited Consolidated Statements of Comprehensive Loss to EBITDA and Adjusted EBITDA:

	Three Months Ended		Six Months Ended
(In thousands of U.S. dollars)	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019
Reconciliation of Net loss to Adjusted EBITDA

Net loss	$(1,257)	$(1,606)	$(653)	$(3,937)

Depreciation	1,365	1,364	2,738	2,705

Amortization of special survey costs	29	69	55	117

Interest and finance costs, net	964	1,474	1,836	2,905

EBITDA	$1,101	$1,301	$3,976	$1,790

Gain from debt extinguishment	-	-	(4,306)	-

(Gain) / Loss from financial derivative instrument	4	4	(7)	25

Vessel impairment charge	-	-	1,543	-

Adjusted EBITDA	$1,105	$1,305	$1,206	$1,815

Daily time charter equivalent (“TCE”) is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We calculate TCE by dividing Revenues, net after deducting Voyage related costs and commissions, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

Recent Daily Fleet Data:
(Amounts in U.S.$)		Three Months Ended		Six Months Ended
		June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019
Eco-Efficient MR2: (2 of our vessels)
	TCE	11,773	14,278	12,863	13,673
	Opex	5,719	5,775	5,864	5,771
	Utilization %	95.6%	100.0%	93.6%	100.0%
Eco-Modified MR2: (1 of our vessels)
	TCE	13,596	13,297	11,785	12,809
	Opex	5,978	6,746	6,768	7,228
	Utilization %	100.0%	100.0%	83.6%	98.0%
Standard MR2: (1 of our vessels)
	TCE	7,751	12,369	10,944	12,329
	Opex	5,513	5,994	5,830	5,959
	Utilization %	96.7%	99.7%	98.3%	100.0%
Small Tankers: (2 of our vessels)
	TCE	7,712	4,939	6,391	4,981
	Opex	5,234	5,160	5,346	5,319
	Utilization %	80.2%	61.0%	75.7%	63.8%
Fleet: (6 vessels)
	TCE	10,208	11,542	10,419	11,096
	Opex	5,566	5,768	5,836	5,895
	Utilization %	91.4%	87.0%	86.8%	87.3%

Subsequent Events

On July 2, 2019, following the second amendment to the Amended & Restated Promissory Note dated May 14, 2019, the Company issued 54,462 of common shares at the volume weighted average closing share price for the 10 day period immediately prior to the quarter end.

Conference Call and Webcast

We will host a conference call to discuss our results at 9 a.m., Eastern Time, on Monday, August 12, 2019.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Pyxis Tankers”.

A telephonic replay of the conference call will be available until Monday, August 19, 2019, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). The access code required for the replay is: 5478965#.

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events & Presentations page.

Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://event.on24.com/wcc/r/2020792/4E73C1FC9AC2F16483F934EFB2C11D39

An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

The information discussed on the conference call, or that can be accessed through, Pyxis Tankers Inc.’s website is not incorporated into, and does not constitute part of this report.

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. Pyxis Tankers is positioned to opportunistically expand and maximize the value of its fleet due to competitive cost structure, strong customer relationships and an experienced management team, whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information discussed contained in, or that can be accessed through, Pyxis Tankers Inc.’s website, is not incorporated into, and does not constitute part of this report.

Pyxis Tankers Fleet (as of August 08, 2019)

			Carrying			Charter	Earliest
			Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Vessel Type	(dwt)	Built	Charter	per day (1)	Date
Pyxis Epsilon [2]	SPP / S. Korea	MR	50,295	2015	Time	$15,350	March 2020
Pyxis Theta [2]	SPP / S. Korea	MR	51,795	2013	Time	$15,375	May 2020
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Time	$14,000	September 2019
Pyxis Delta	Hyundai / S. Korea	MR	46,616	2006	Time	$14,500	October 2019
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			216,635

1)	Charter rates are gross and do not reflect any commissions payable.
2)	Pyxis Theta & Pyxis Epsilon have granted the charterer an option to extend the one year time charter for an additional 12 months (+/- 30 days) at a gross charter rate of $17,500/d.

The Pyxis Delta is scheduled for an intermediate survey during 4Q ’19 with expected off-hire of up to 3 days and estimated cost of $50 thousand. The Pyxis Epsilon is scheduled to have her first dry-docking in 1Q ’20 with expected off-hire of 25 days and estimated cost of $0.9 million, including BWTS.

Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “potential,” “likely” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. A more complete description of these risks and uncertainties can be found in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.